December 23, 2020

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Erin M. Purnell, Division of Corporation Finance

RE:
BK Technologies Corporation (the “Company”)

Registration Statement on Form S-3 (File No. 333-251307)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, December 29, 2020, at 4:00 P.M., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact Alexander Pearson of Kirton McConkie PC at 801-328-3600 or via apearson@kmclaw.com. Thank you for your attention to this matter.

Sincerely, BK TECHNOLOGIES CORPORATION

By:	/s/ William P. Kelly
Name:	William P. Kelly
Title:	Executive Vice President and Chief Financial Officer
Telephone:	(321) 984-1414
E-Mail:	Bkelly@bktechnologies.com

cc: Alexander N. Pearson, Kirton McConkie